SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                       ATS Medical, Inc.
                        (Name of issuer)

            Common Stock, par value $0.01 per share
                 (Title of class of securities)

                          002083 10 3
                         (CUSIP number)

                      Randy S. Laxer, Esq.
                     O'Melveny & Myers LLP
                    Akasaka Twin Tower, 14F
       2-17-22, Akasaka, Minato-ku, Tokyo 107-0052  Japan
                        (813) 5562-2800
         (Name, address and telephone number of person
       authorized to receive notices and communications)

                         January 28, 2000
    (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  .




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
[CUSIP No. 002083 10 3]

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ITOCHU CORPORATION; 98-0053818

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b[x])

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     N/A

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     JAPAN

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     7    SOLE VOTING POWER
          172,300 SHARES

     8    SHARED VOTING POWER
          172,300 SHARES

     9    SOLE DISPOSITIVE POWER
          172,300 SHARES

     10   SHARED DISPOSITIVE POWER
          172,300 SHARES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     564,770  SHARES (392,470 SHARES) BENEFICIALLY
     OWNED  SOLELY BY MEANS OF CONTROL OF CENTURY
     MEDICAL, INC.)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)                 [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%

14   TYPE OF REPORTING PERSON (See Instructions)
     CO

CUSIP No. 002083 10 3

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     CENTURY MEDICAL, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b[x])

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     WC

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     JAPAN

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     7    SOLE VOTING POWER
          0 SHARES

     8    SHARED VOTING POWER
          392,470 SHARES

     9    SOLE DISPOSITIVE POWER
          0 SHARES

     10   SHARED DISPOSITIVE POWER
          392,470 SHARES

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     392,470 SHARES

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (See Instructions)                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%

14   TYPE OF REPORTING PERSON (See Instructions)
     CO

           This Schedule 13D/A (Amendment No. 2) amends and supplements the Statement on Schedule 13D dated as of February 7, 1997 (the "Statement") and Amendment No.1 of the Statement on
Schedule 13D dated as of November 28, 1997 by Itochu Corporation ("Itochu") and Century Medical, Inc. ("CMI") relating to the common stock ("Common Stock"), par value $0.01 per share, of ATS Medical, Inc. ("ATS"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Statement.

Item 2.   Identity and Background.

           The information previously furnished in response to this item is amended (i) to replace the previous Schedule A with the revised Schedule A attached hereto.

Item 3.   Source and Amount of Funds or Other Consideration.
N/A

Item 4.   Purpose of Transaction.
N/A

Item 5.   Interest in Securities of the Issuer.

           The information previously furnished in response to this item is amended to add the following:

           During the period starting on January 17, 2000 and ending on March 13, 2000, Itochu sold a total of 612,170 shares of Common Stock on NASDAQ. During the period starting on December 21, 1999 and ending on January 14, 2000, CMI sold a total of 392,000 shares of Common Stock on NASDAQ. Subsequent to such transfers, Itochu beneficially owns 172,300 shares of Common Stock, and Itochu (by means of control of its wholly-owned subsidiary CMI) and CMI share beneficial ownership of 392,470 shares, for an aggregate 564,770 shares or 3.2% of the outstanding shares of Common Stock. Itochu retains sole voting and dispositive power with respect to 172,300 shares, and Itochu and CMI share voting and dispositive power with respect to an additional 392,470 shares of Common Stock.

           As of January 28, 2000 Itochu and Itochu (by means of control of its wholly-owned subsidiary CMI) and CMI ceased to be the beneficial owners of more than five percent of Common Stock.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.         Exhibit

     1              Agreement Re Joint Filing.

                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2000


ITOCHU CORPORATION                 CENTURY MEDICAL, INC.


By:  /s/ Mitsuaki Fukuda          By:  /s/ Hiroshi Matsumoto
Name: Mitsuaki Fukuda             Name: Hiroshi Matsumoto
Title: Senior Managing Director   Title: President & CEO

                            Schedule A
                       Directors of ITOCHU

     Minoru Murofushi
     Jay W. Chai
     Mr. Chai is a U.S. citizen whose business address is ITOCHU International Inc., 335 Madison Avenue,
          New York, New York10017.
     Uichiro Niwa
     Hiroshi Sumie
     Masahisa Naito
     Tetsusaburo Shirai
     Seizo Kano
     Keiichi Wakabayashi
     Makoto Kato
     Yushin Okazaki
     Kakuichi Saegusa
     Sumitaka Fujita
     Junichi Taniyama
     Masaya Takei
     Takeshi Kondo
     Mitsuaki Fukuda
     Yasuo Itsushima
     Kunio Tajiri
     Sumio Yanagidate
     Ryuzo Ogino
     Kenji Harasawa
     Akira Yokota
     Toshitaka Konishi
     Motoyuki Katsube
     Akio Shigetomi
     Shigeji Ono
     Yoshio Yoshino
     Kiyomi Yamada
     Toshio Konishi

                           Schedule B
                        Directors of CMI

     Hiroshi Matsumoto
     Masaki Nakano
     Yasuo Kyotani
     Teiji Shima
     Shunzo Saegusa
     Yoshisada Tanaka
               Mr. Tanaka's principal occupation is serving as an officer of ITOCHU Corporation, whose business address is 2-5-1, Kita-Aoyama, Minato-Ku, Tokyo 107, Japan.
     Kazuo Nozaki
                Mr. Nozaki's principal occupation is serving as an officer of ITOCHU Corporation, whose business address is 2-5-1, Kita-Aoyama, Minato-ku, Tokyo 107, Japan.

                                                      EXHIBIT 1

                   AGREEMENT RE JOINT FILING


      Each of the undersigned hereby agrees, as required pursuant to Rule 13d-1(f)(1)(iii) under the Securities and Exchange Act of 1934, that this Schedule 13D/A is to be filed on behalf of each such party.


                            ITOCHU CORPORATION


                            By:  /s/ Mitsuaki Fukuda
                            Name: Mitsuaki Fukuda
                            Title: Senior Managing Director

                            CENTURY MEDICAL, INC.


                            By:  /s/ Hiroshi Matsumoto
                            Name: Hiroshi Matsumoto
                            Title: President & CEO